BCM RESOURCES CORPORATION

Financial Statements

May 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financials statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BCM RESOURCES CORP.

Balance Sheet

(Unaudited)

	May 31,	August 31,
	2008	2007

Assets

Current
Cash	$71,878	$206,379
Term deposit	112,793	1,370,334
Amounts receivable	72,394	176,431
Income tax receivable	389,591	-
Prepaid expenses	10,237	10,237

	656,893	1,763,381
Equipment (note 6)	20,970	27,432
Mineral Property costs (note 3)	4,328,156	3,459,276

	$5,006,019	$5,250,089

Liabilities

Current
Accounts payable and accrued liabilities	$4,144	$85,964
Due to related party (note 4)	3,081	2,909

	7,225	88,873

Shareholders’ Equity

Share capital (note 6)	5,640,910	5,601,686
Contributed surplus (note 7a)	672,304	672,304
Deficit	(1,314,420)	(1,112,774)

	4,998,794	5,161,216

	$5,006,019	$5,250,089

Approved by:

“Scott Steeds	, Director	“Dale McClanaghan”	, Director
Scott Steeds		Dale McClanaghan

BCM RESOURCES CORP.

Statement of Operations and Deficit

(Unaudited)

	Three	Three	Nine	Nine
	Month	Month	Month	Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007

Expenses
Amortization	$ 2,740	$ 5,492	$ 8,219	$ 7,055
Bank charges and interest, net	654	(503)	1,643	(6,502)
Consulting fees	15,000	12,900	52,654	59,578
Filing and transfer agent fees	2,985	24,187	2,930	28,186
Management fees	21,844	404,630	60,762	682,829
Office, telephone and misc	13,616	8,401	35,344	24,971
Professional fees	(694)	65,571	20,626	82,893
Travel, promotion & entertainment	10,642	24,748	40,512	36,273
	-	-	-	-

Net (loss) before other items	(66,787)	(545,426)	(222,690)	(915,283)
Future income tax recovery	-	-	-	9,839
Interest income	8	-	21,044

Net (loss) for the period	(66,779)	(545,426)	(201,646)	(905,444)

(Deficit), beginning of period	(1,247,641)	(525,335)	(1,112,774)	(165,317)

(Deficit), end of period	$(1,314,420)	$(1,070,761)	$(1,314,420)	$(1,070,761)

Loss per share	$0.01	$0.091	$0.02	$0.14

Weighted Average Number of	13,009,241	6,413,489	13,009,241	6,413,489
Common Shares Outstanding

SEE ACCOMPANYING NOTES

BCM RESOURCES CORP.

Statements of Cash Flows

(Unaudited)

	Three	Three	Nine	Nine
	Month	Month	Month	Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007

Operating Activities
Net income (loss) for the period	$ (66,779)	$ (545,426)	$ (201,646)	$ (905,444)
Items not affecting cash
Amortization	2,740	5,492	8,219	7,055
Stock based compensation	-	392,130	-	725,117
Future income tax recovery	-	-	-	(9,839)

Changes in non-cash working capital items:
GST receivable	(2,447)	(61,700)	104,037	(119,512)
Income tax receivable	(389,591)	-	(389,591)	-
Prepaid expenses	-	(8,937)	-	(8,937)
Due to shareholders	-	-	-	(51,357)
Accounts payable and accrued liabilities	(878)	368,544	(81,821)	89,583

Cash used in operating activities	(456,955)	150,103	(560,802)	(273,334)

Investing Activity
Resource Property costs	350,725	(1,252,672)	(868,880)	(2,254,540)
Capital assets	-	(16,694)	(1,757)	(16,694)
Short-term investments	-	9,000	1,257,541	9,000
Cash used in Investing Activity	350,725	(1,260,366)	386,904	(2,262,204)

Financing Activities
Issuance of common shares, net of costs	-	3,755,576	39,225	5,234,028
Due to related party	-	-	172	-

Cash provided by financing activities	-	3,755,576	39,397	5,234,028

Increase (decrease) in cash during the period	(106,230)	2,645,313	(134,501)	2,698,490

Cash, beginning of the period	178,108	76,376	206,379	23,199

Cash, end of the period	$ 71,878	$ 2,721,689	$ 71,878	$ 2,721,689

Supplemental cash flow information
Cash paid for:
Interest	$ -	$ 762	$ -	$ 7,115

SEE ACCOMPANYING NOTES

BCM RESOURCES CORP.
Notes to the Financial Statements
May 31, 2008 and August 31, 2007

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on February 15, 2005 under the Canada Business Corporations Act as 716576 B.C. Ltd. and changed its name to BC Moly Ltd. on June 15, 2005 and then to BCM Resources Corporation on February 16, 2006. The Company is an exploration stage company whose business activity is the exploration of mineral rights located in British Columbia, Canada. The Company has incurred losses since inception has an accumulated a deficit of $1,314,420 ($1,112,774 - 2007). The Company does not generate cash flows from operations to fund its exploration activities and as a result has relied principally upon the issuance of equity securities for financing. The Company intends to continue relying upon the issuance of these securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and use of estimates

The accompanying unaudited interim financial statements of the Company should be read in conjunction with the Company’s annual audited financial statements dated August 31, 2007. All material adjustments which are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the nine month period ended May 31, 2008 are stated utilizing the same accounting principles as those reflected in the Company’ most recent annual financial statements but are not necessarily indicative of the results to be expected for the full year.

3.	UNPROVEN MINERAL RIGHTS

Carter Property

Terrace, British Columbia, Canada

	August 31,	Additions	May 31,
	2007		2008

Acquisition costs	$83,418	$66,088	$149,506
Assay	78,149	26,318	104,467
Camp, supplies and miscellaneous	37,266	198,151	235,417
Drilling	1,538,920	532,604	2,071,524
Geological	1,016,729	125,017	1,141,746
Mapping	104,545	(2,931)	101,614
Survey	180,906	-	180,906
Helicopter	419,343	313,224	732,567
Mining exploration tax credit	-	(389,591)	(389,591)

Balance, end of period	$3,459,276	$868,880	$4,328,156

BCM RESOURCES CORP.
Notes to the Financial Statements
May 31, 2008 and August 31, 2007

3.	UNPROVEN MINERAL RIGHTS (continued)

The Company has an option agreement to earn a 100% interest in 10 mineral rights subject to a 1.5% net smelter return, of which, 0.75% can be acquired for $750,000 by paying $90,000 ($65,000 paid) and issuing 350,000 common shares (150,000 issued). The Company has agreed to maintain the rights in good standing for a minimum of two years, which is estimated to cost $4,000.

4.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)	During the nine months ended May 31, 2008, the President charged the Company $50,000 in management fees (2007 - $42,500). At May 31, 2008 the Company owes $3,081 (2007 - $2,909).

b)	During the nine months ended May 31, 2008, a director charged the Company $50,000 in consulting fees (2007 - $42,500). At May 31, 2008 the Company owes $nil (2007 - $nil).

c)	During the nine months ended May 31, 2008, a private company controlled by a director charged the Company $2,356 in legal fees (2007 - $87,397).

5.	COMMITMENTS

The Company has agreed to pay each of two directors of the Company $5,000 per month for management and consulting services through to August 31, 2008.

6.	EQUIPMENT

		May 31, 2008		August 31, 2007
	Cost	Accumulated Amortization	Net	Net

Computer equipment	$4,796	$2,366	$2,430	$2,120
Software	11,530	10,089	1,441	5,765
Office furniture	24,706	7,607	17,099	19,547

	$41,032	$20,062	$20,970	$27,432

BCM RESOURCES CORP.
Notes to the Financial Statements
May 31, 2008 and August 31, 2007

7.	SHARE CAPITAL

a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:

	Number of Shares	Amount	Contributed Surplus

Balance, September 1, 2006	3,236,000	$341,499	$-
Initial public offering		1,500,000	-
Private placement	4,791,664	4,000,000	-
Mineral property	75,000	37,500	-
Finders’ fee	407,493	331,744	-
Warrants exercised	432,824	181,968	-
Stock based compensation	-	-	641,174
Stock based agents’ compensation	-	-	42,450
Stock options exercised	10,000	5,000	-
Agents’ options exercised	47,530	26,225	-
Fair value of options exercised		11,320	(11,320)
Share issue costs		(833,570)	-
Balance, August 31, 2007	12,000,511	$5,601,686	$672,304

Mineral property	75,000	37,500	-

Balance, May 31, 2008	12,075,511	$5,639,186	$672,304

During the period ending May 31, 2008:

a)	On September 4, 2007 the Company issued 75,000 common shares pursuant to the mineral property option agreement. The shares have a deemed value of $0.50.

At May 31, 2008, 675,000 common shares are held in escrow and are to be released in stages up to September 25, 2008.

b)	Stock-based compensation and share purchase options

The Company recorded stock-based compensation for the nine months ending May 31, 2008 of $nil (2007 - $683,624 of which $641,174 was expensed).

The fair values of stock-based compensation and share issue costs are estimated using the Black-Scholes

BCM RESOURCES CORP.
Notes to the Financial Statements
May 31, 2008 and August 31, 2007

7.	SHARE CAPITAL (continued)

Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9% to 4%; an expected life of 1 to 5 years; an expected volatility of 87% to 92%; and no expectation for the payment of dividends.

Option pricing models require the input of highly-subjective assumptions, particularly as to the expected price volatility of the stock and the expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

The continuity of share purchase options is as follows:

	May 31, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $
Opening balance	1,035,000	0.85	275,000	0.50
Granted	-	-	770,000	0.98
Exercised/cancelled	-	-	(10,000)	0.50
Balance of warrants at end of the period	1,035,000	-	1,035,000	0.85
Weighted remaining life in years	3.57		4.32

c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

	May 31, 2008		August 31, 2007
		Weighted	Number of	Weighted
	Shares	Price $	Shares	Price $
Opening balance	2,170,490	0.90	317,000	0.30
Granted	-	-	2,333,844	0.89
Exercised	-	-	(480,350)	0.43
Expired	2,170,490		-
Balance of warrants at end of the period	-	0.90	2,170,494	0.90
Remaining life in years	0.00		0.42

8.	SUBSEQUENT EVENTS - NIL

_________________________

1 Of the share purchase warrants issued, 258,884 were agents’ warrants and 2,075,000 are issued as a part of the units issued on the initial public offering and the private placement